SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NICE ■ 221 River Street, 10h Floor, Hoboken, NJ 07030 ■ Tel: +1 551-256-5000 ■ Fax: +1 551-256-5252 ■ www.nice.com

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE inContact Ranked as the Market Leader in Omdia Multichannel Cloud Contact Center Solution Decision Matrix, Dated August  5, 2020.
99.2 NICE Actimize Unveils Xceed, a Next-Generation AI-Powered Financial Crime Risk Management Cloud Platform, Dated August 19, 2020.
99.3 Independent Research Firm Names NICE inContact CXone a Leader in Cloud Contact Center Evaluation, Dated August 26, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:	/s/ Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated:	September 8, 2020

EXHIBIT INDEX

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:
99.1 NICE inContact Ranked as the Market Leader in Omdia Multichannel Cloud Contact Center Solution Decision Matrix, Dated August  5, 2020.
99.2 NICE Actimize Unveils Xceed, a Next-Generation AI-Powered Financial Crime Risk Management Cloud Platform, Dated August 19, 2020.
99.3 Independent Research Firm Names NICE inContact CXone a Leader in Cloud Contact Center Evaluation, Dated August 26, 2020.